EXHIBIT 99.1

Valneva Hosts Investor Day in New York City

Live event and webcast TODAY at 10 AM ET

Saint Herblain (France), October 10, 2024 –Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, is hosting an investor day today in New York City to discuss the Company’s key value drivers over the next 12-18 months and beyond. Valneva’s Chief Executive Officer Thomas Lingelbach, Chief Financial Officer Peter Bühler, and other members of the Company’s senior leadership team will highlight the Company’s substantial opportunity for its Lyme disease vaccine candidate led by partner Pfizer, Valneva’s growing commercial vaccine business, and opportunities for continued value creation from the Company’s promising R&D pipeline.

Presentations will begin today at 10am ET (4:00pm CET) and will be available in the Presentation section of Valneva’s website. The event will also be webcast live and archived on the Events page in the Investors section of Valneva’s website. The meeting will be conducted in a hybrid way – in person and webcast. To register, click here. There will be two Q&A sessions during and immediately following the formal presentations with opportunity for virtual attendees to participate.
Valneva will highlight the following:

  VLA15, its vaccine candidate against Lyme disease, which is currently fully enrolled with primary vaccination series completed in the pivotal Phase 3 study led by Pfizer
  The Company’s revenue-generating commercial portfolio of traveler’s vaccines, including the ongoing launches of IXCHIQ® against chikungunya virus
  The Company’s clinical and preclinical R&D pipeline, which includes ongoing clinical development for IXCHIQ® (Phase 4 and other studies), SV4 against Shigella in Phase 2, and VLA1601 against Zika virus in Phase 1. Valneva will also discuss further R&D pipeline development and selected current lead targets.
  There will also be a brief financial overview highlighting 2024 and mid-term guidance.

Thomas Lingelbach, Chief Executive Officer of Valneva, said, “It’s a pivotal time for Valneva as we approach the third and final tick season before the conclusion of the Phase 3 trial of our Lyme disease vaccine, VLA15, next year. If approved and commercialized by our partner Pfizer, we believe we can achieve sustained profitability from 2027, also supported by the revenue growth we expect from our existing portfolio of travel vaccines over the years to come, including the global launches and uptake of IXCHIQ®. We are committed to continue investing in developing differentiated vaccines in areas of high unmet medical – in line with our vision to contribute to a world in which no one dies or suffers from a vaccine preventable disease.”

About Valneva SE

We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to: financial results for 2024; mid-term revenue and cash outlook; the progress, timing, results and completion of research, development and clinical trials for product candidates; regulatory approval of product candidates and requested label extensions; and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.